Exhibit 99.1

NEWS RELEASE
TSX: LAC ● NYSE: LAC
www.lithiumamericas.com

Lithium Americas Reports 2024
Annual General and Special Meeting Results

May 24, 2024 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announced today the results from its annual general and special meeting held on May 24, 2024 (the “Meeting”). Each of the following eight nominees was elected as a Director of the Company:

Director Nominees	Votes For	Votes Withheld
Kelvin Dushnisky	45,768,333 (95.40%)	2,204,376 (4.60%)
Michael Brown	46,792,466 (97.54%)	1,180,243 (2.46%)
Fabiana Chubbs	46,567,741 (97.07%)	1,404,969 (2.93%)
Jonathan Evans	46,703,884 (97.36%)	1,268,823 (2.64%)
Dr. Yuan Gao	46,872,455 (97.71%)	1,100,253 (2.29%)
Zach Kirkman	46,867,660 (97.70%)	1,105,047 (2.30%)
Jinhee Magie	46,629,899 (97.20%)	1,342,811 (2.80%)
Philip Montgomery	46,940,856 (97.85%)	1,031,852 (2.15%)

Final voting results on all matters voted on at the Meeting will be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company’s website at www.lithiumamericas.com.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the 100%-owned Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production; targeting nameplate capacity of 40,000 tonnes per annum of battery-quality lithium carbonate. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.comor follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this document are intended to provide Lithium Americas’ security holders and potential investors with information regarding the Company, including management's assessment of Lithium Americas' and its subsidiaries' future plans and financial outlook. All FLI reflects Lithium Americas' beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the FLI, and you should not put undue reliance on FLI and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our FLI due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under Lithium Americas’ profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).